Exhibit 99.3
1395 Brickell Avenue, Suite 490
Miami, Florida 33131 U.S.A.
Telephone: 305/358-8560
Fax: 305/358-7434 www.esbf.com
Member FINRA/SIPC
February 24, 2010
To the Holders of ordinary shares of 10 pence of Execution Holdings Limited :
Enclosed please find materials relating to the proposed issue of B ordinary shares of Espirito Santo Investment Holdings Limited (“Company”) in connection with its proposed offer to you to acquire the whole of the issued and to be issued ordinary share capital of Execution Holdings Limited pursuant to a recommended cash and share offer made by the Company.
These materials are sent to you at the request of the Company in view of the requirements of the state securities or Blue Sky laws of certain states of the United States . We do not recommend or endorse any action by you in response to this material. Should you have any questions regarding these materials or the transaction described therein, please call the Company at +44 7246 0180.
Very truly yours,
Lia B. Yaffar-Pena
President
E.S. Financial Services, Inc.,